EXHIBIT 99.1

Ero Copper Demonstrates Significant Near-Term Growth in Updated 5-Year Outlook

VANCOUVER, British Columbia, April 05, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to provide an updated five-year operating outlook, reflecting the Company's continued execution of ongoing strategic growth initiatives, including the forecasted first production from the Tucumã Operation in 2024 and first production utilizing the new external shaft at the Caraíba Operations' Pilar Mine in 2027.

HIGHLIGHTS

On Track to Deliver Significant Near-Term Growth

  Consolidated copper production expected to increase by approximately 125% from 2022 levels to a range of 100,000 to 110,000 tonnes in 2025, higher than the Company's previous 2025 production forecast of 92,000 to 102,000 tonnes1
  Gold production on track to grow by approximately 40% from 2022 levels to a range of 55,000 to 60,000 ounces per year beginning in 2024

Tucumã Production Plan Enhanced by Infill Drilling Program & Stockpile Optimization

  Higher expected mined copper grades at Tucumã during the first three years of operation driven by positive grade reconciliation from recent infill drilling
  Additional increases to processed copper grades driven by stockpile optimization associated with a planned increase in mining rates during 2025 and 2026 as compared to the Company's five-year outlook issued in 20221 (the "2022 5-Year Outlook")

Caraíba Outlook Reflects Success of Project Honeypot

  The Caraíba Operations' improved copper grade projections compared to the 2022 5- Year Outlook1 driven by the success of Project Honeypot
  The ongoing integration of Project Honeypot into Caraíba's life-of-mine ("LOM") production plan enabled the deferral of approximately $55 million2 of new external shaft-related capital from 2022 to subsequent periods

Xavantina Outlook Showcases Ongoing Execution of NX 60 Initiative

  Higher expected gold grades compared to the 2022 5-Year Outlook1 demonstrate continued value creation through investment in exploration and underground infrastructure
  Matinha Vein on track to begin production in H2 2023, ahead of original 2024 timeline

1 Please refer to the Company's press release dated January 11, 2022.
2 Assumes high-end of original 2022 growth capital expenditure range of $125 to $140 million for the Caraíba Operations as announced in the 2022 5-Year Outlook press release dated January 11, 2022.

Commenting on the Company's updated five-year outlook, David Strang, Chief Executive Officer, said "I am pleased to share the results of our team's efforts across our portfolio to continue elevating our mine plans and growth trajectory. The cumulative impact is best reflected in the considerable improvement to processed grades across our operations over the projection period, which has helped to meaningfully mitigate the effects of inflation on our unit operating costs.

"At the Tucumã Project, our production outlook for 2025 has increased by over 15% due primarily to higher anticipated mined grades in 2024 through 2026 based on recent infill drilling. Furthermore, by increasing mining rates and optimizing Tucumã's stockpile strategy in 2025 and 2026, our outlook reflects an additional improvement in processed copper grades over the same period, with production expected to peak at over 55,000 tonnes at cash costs in-line with the Tucumã Project Technical Report.

"Similarly, at our Caraíba Operations, the success of Project Honeypot has driven higher anticipated processed copper grades over the next three years, partially offsetting the combined impact of inflation and changes in sales channel allocations. Additionally, the deferral of the new external shaft enabled us to shift approximately $55 million in capital originally planned for 2022 to subsequent periods, smoothing our consolidated capital profile over the projection period.

"Higher expected gold grades and sustained gold production of 55,000 to 60,000 ounces at our Xavantina Operations are a result of the success of our NX 60 initiative as well as ongoing investments in exploration. With the Matinha Vein on track to begin production earlier than originally planned, and with 25% excess capacity remaining at the Xavantina mill, our team is focused on regional exploration opportunities that we hope will be able to offer additional production upside in the years ahead.

"As we progress through 2023, we have maintained strong momentum on all of our strategic initiatives and look forward to delivering the peer-leading growth reflected in our updated five-year outlook."

5-YEAR OPERATING OUTLOOK

The Company's updated five-year operating outlook reflects the continued execution of several strategic growth initiatives, including construction of the Tucumã Project as well as progress on the Company's Pilar 3.0 and NX 60 initiatives at its Caraíba and Xavantina Operations, respectively. Collectively, these growth initiatives are expected to more than double forecasted copper production to approximately 100,000 to 110,000 tonnes in 2025 and increase annual gold production by approximately 40% to a range of 55,000 to 60,000 ounces beginning in 2024.

Updated copper production estimates for the Tucumã Project reflect higher expected mined grades in the first three years of operation driven by positive grade reconciliation from recent infill drilling. Higher anticipated mining rates and stockpile optimization in 2025 and 2026 have driven additional increases to projected processed copper grades over the same period. As a result, the Company expects to produce an incremental 15,0003 tonnes of copper at Tucumã between 2025 and 2026 when compared to the 2022 5-Year Outlook.

As previously announced, the Company's Pilar 3.0 initiative at its Caraíba Operations is comprised of three ongoing projects that, together, are expected to enable the creation of a two-mine system at the Pilar Mine capable of supporting sustained annual ore production levels of 3.0 million tonnes per annum, nearly double the 1.6 million tonnes of ore mined from the Pilar Mine in 2022. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to service the lower levels of the Pilar Mine, including the Deepening Extension Zone.

In 2022, the success of Project Honeypot drove a significant increase to the Caraíba Operations' estimated mineral resources, mineral reserves and mine life, allowing the Company to defer the delivery date of the new external shaft while maintaining strong production volumes and operating margins4. As a result, approximately $55 million2 of capital originally planned for 2022 on the new external shaft was shifted to subsequent periods.

At the Xavantina Operations, the NX 60 initiative is focused on achieving sustained annual gold production levels of approximately 60,000 ounces, primarily through the development of a second source of mill feed and utilization of excess capacity at the Xavantina mill. Beginning in the second half of 2023, production from the Santo Antônio Vein will be supplemented by production from the Matinha Vein, increasing mill utilization from approximately 60% to nearly 75% and bringing anticipated annual gold production to a range of 55,000 to 60,000 ounces starting in 2024.

3 Based on the consolidated midpoints of guidance for production at Tucumã in 2025 and 2026 in the updated five-year outlook compared to the 2022 5-Year Outlook announced on January 11, 2022.
4 Please refer to the Company's press release dated November 7, 2022.

Anticipated growth milestones over the projection period include:

  Commencement of production from the Matinha Vein at the Xavantina Operations in H2 2023
  Commissioning of the Caraíba mill expansion from 3.0 to 4.2 million tonnes of annual throughput capacity in Q4 2023
  Commencement of production at Tucumã in H2 2024
  Delivery of the new external shaft, enabling a two-mine system at the Pilar Mine, in early 2027

COST AND CAPITAL EXPENDITURE OUTLOOKS

The Company's cost and capital expenditure outlooks reflect elevated price assumptions for key consumables, including diesel, steel and cement, when compared to the 2022 5-Year Outlook, and assume a USD:BRL foreign exchange rate of 5.30. Cost guidance assumes gold and silver prices averaging approximately $1,750 per ounce and $22.00 per ounce, respectively, over the projection period. For Caraíba and Tucumã, cost projections also reflect higher treatment and refining charges, in-line with increases seen in global copper treatment and refining charge benchmarks since the 2022 5-Year Outlook.

At the Caraíba Operations, the Company is projecting sales of copper concentrate to its domestic customer to increase from 0% assumed in 2023 to 50% in 2024 and 2025 and 100% thereafter. Changes related to the allocation and negotiated terms of copper concentrate sales, including higher assumed treatment and refining charges for both domestic and international sales, drove an increase in Caraíba's cash costs compared to the 2022 5- Year Outlook of approximately $0.45 in 2023, approximately $0.30 in 2024 and 2025, and approximately $0.15 in 2026.

Blended Copper C1 Cash Cost Outlook
($ per pound of copper produced)

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2ffc37a2-8050-4395-b6de-4d974ec20e9d

Capital Expenditure Outlook5
($ in millions)

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f22de8f7-3930-4af4-b5d2-675b5abfcefe

5 Capital expenditure guidance for 2023 includes exploration expenditures of $31 to $40 million. Exploration expenditures beyond 2023 will be dependent on exploration success, and as a result, have not been assumed for 2024 or later.

	2023	2024	2025	2026	2027
Production Guidance
Copper (tonnes)
Caraíba Operations	44,000 - 47,000	45,000 - 50,000	45,000 - 50,000	45,000 - 50,000	45,000 - 50,000
Tucumã Project	—	20,000 - 30,000	55,000 - 60,000	45,000 - 50,000	30,000 - 35,000
Total Copper	44,000 - 47,000	65,000 - 80,000	100,000 - 110,000	90,000 - 100,000	75,000 - 85,000

Gold (ounces)
Xavantina Operations	50,000 - 53,000	55,000 - 60,000	55,000 - 60,000	55,000 - 60,000	55,000 - 60,000

Cost Guidance
Copper C1 Cash Cost ($/lb)
Caraíba Operations	$1.40 - $1.60	$1.25 - $1.45	$1.40 - $1.60	$1.30 - $1.50	$1.10 - $1.30
Tucumã Project	—	$0.90 - $1.20	$0.80 - $1.00	$1.05 - $1.25	$1.10 - $1.30
Blended C1 Cash Cost ($/lb)	$1.40 - $1.60	$1.15 - $1.35	$1.05 - $1.25	$1.20 - $1.40	$1.10 - $1.30

Gold C1 Cash Cost ($/oz)	$475 - $575	$500 - $600	$500 - $600	$500 - $600	$500 - $600
Gold AISC ($/oz)	$725 - $825	$650 - $750	$600 - $700	$600 - $700	$600 - $700

Capital Expenditure Guidance ($ in millions)
Caraíba Operations
Growth	$80 - $90	$75 - $85	$60 - $70	$45 - $55	$10 - $20
Sustaining	$65 - $75	$65 - $75	$65 - $75	$65 - $75	$65 - $75
Exploration	$22 - $27	future exploration expenditures dependent on exploration success
Total	$167 - $192	$140 - $160	$125 - $145	$110 - $130	$75 - $95

Tucumã Project
Growth	$150 - $165	$80 - $90	—	—	—
Sustaining	—	$5 - $10	$15 - $25	$15 - $25	$25 - $35
Exploration	$0 - $1	future exploration expenditures dependent on exploration success
Total	$150 - $166	$85 - $100	$15 - $25	$15 - $25	$25 - $35

Xavantina Operations
Growth	$4 - $5	$4 - $5	$0 - $1	$0 - $1	$0 - $1
Sustaining	$12 - $14	$8 - $10	$5 - $7	$5 - $7	$5 - $7
Exploration	$6 - $7	future exploration expenditures dependent on exploration success
Total	$22 - $26	$12 - $15	$5 - $8	$5 - $8	$5 - $8

Other Exploration Projects	$3 - $5	future exploration expenditures dependent on exploration success

Total
Growth	$234 - $260	$159 - $180	$60 - $71	$45 - $56	$10 - $21
Sustaining	$77 - $89	$78 - $95	$85 - $107	$85 - $107	$95 - $117
Exploration	$31 - $40	future exploration expenditures dependent on exploration success
Total	$342 - $389	$237 - $275	$145 - $178	$130 - $163	$105 - $138

Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company's SEDAR and EDGAR filings, including the Company's Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF") , for complete risk factors. C1 Cash Costs and AISC are non-IFRS measures. For more information on the Caraíba Operations, Xavantina Operations and Tucumã Project, please refer to the respective technical report. Please see the Notes section of this press release for additional information.

5-YEAR PRODUCTION PLAN

The Company's updated five-year operating outlook is based on the five-year production plan provided below. Tonnes and grade are based on current mine plan assumptions and represent the midpoint of performance expectations with a range of +/- 10%.

	2023	2024	2025	2026	2027
Caraíba Operations
Pilar Mine
Tonnes (kt)	1,900	2,450	2,750	2,900	3,100
Grade (% Cu)	1.60%	1.45%	1.45%	1.35%	1.35%
Vermelhos Mine
Tonnes (kt)	850	850	850	800	800
Grade (% Cu)	1.75%	1.25%	1.10%	1.20%	1.10%
Surubim Mine
Tonnes (kt)	550	600	500	600	1,000
Grade (% Cu)	0.70%	0.55%	0.50%	0.65%	1.00%

Processing Operations
Tonnes (kt)	3,300	3,900	4,100	4,200	4,200
Grade (% Cu)	1.50%	1.30%	1.25%	1.25%	1.25%
Recovery Rate	91.5%	92.0%	92.0%	92.0%	92.0%

Recovered Copper (tonnes)	44,000 - 47,000	45,000 - 50,000	45,000 - 50,000	45,000 - 50,000	45,000 - 50,000

Tucumã Project
Mining Operations
Tonnes (kt)	—	2,300	4,800	5,000	3,700
Grade (% Cu)	—	1.35%	1.30%	1.10%	0.85%

Processing Operations
Tonnes (kt)	—	2,200	4,000	4,000	4,000
Grade (% Cu)	—	1.35%	1.50%	1.25%	0.85%
Recovery Rate	—	93.0%	93.0%	93.0%	92.0%

Recovered Copper (tonnes)	—	20,000 - 30,000	55,000 - 60,000	45,000 - 50,000	30,000 - 35,000

Total Recovered Copper (tonnes)	44,000 - 47,000	65,000 - 80,000	100,000 - 110,000	90,000 - 100,000	75,000 - 85,000

Xavantina Operations
Tonnes (kt)	175	220	220	220	220
Grade (gpt Au)	10.00	9.00	9.00	8.75	8.50
Recover Rate	92.0%	92.0%	92.0%	92.0%	92.0%

Recovered Gold (ounces)	50,000 - 53,000	55,000 - 60,000	55,000 - 60,000	55,000 - 60,000	55,000 - 60,000

Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company's SEDAR and EDGAR filings, including the AIF, for complete risk factors. For more information on the Caraíba Operations, Xavantina Operations and Tucumã Project, please refer to the respective technical report. Please see the Notes section of this press release for additional information.

NOTES

Alternative Performance (Non-IFRS) Measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

SCIENTIFIC AND TECHNICAL INFORMATION

The disclosure of scientific and technical information in this press release has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), MAusIMM (No. 3219148) and Resource Manager of the Company, who is a “qualified person” within the meanings of NI 43-101.

For additional information on the Caraíba Operations, please refer to the report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

For additional information on the Xavantina Operations, please refer to the Company's press release dated March 28, 2023 and, where applicable, the report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, FAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “Xavantina Operations Technical Report”).

For additional information on the Tucumã Project, please refer to the report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Each such technical report is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; estimated completion dates for certain milestones, including commencement of production at the Tucumã Project, commencement of production from the Matinha Vein at the Xavantina Operations, and completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to access the Deepening Extension Zone; the ability of the Company to realize benefits associated with Project Honeypot; the ability of the Company to sell future copper concentrate production to its domestic customer; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with Ni 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended, which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.